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                           Merrill Lynch Letterhead]



                                October 22, 2007



Ms. Rebecca Marquigny
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


     Re: Definitive Information Statement on Schedule 14C filed by MLIG
         Variable Insurance Trust on October 22, 2007 (the "Information Statement")

Dear Ms. Marquigny:

     MLIG Variable Insurance Trust (the "Trust"), in connection with the submission of the Trust's above-referenced Information Statement (the "Filing"), hereby acknowledges that:

     . the Trust is responsible for the adequacy and accuracy of the disclosure in the Filing;

     . SEC staff comments or changes to disclosure in response to SEC staff comments in the Filing do not foreclose the SEC from taking any action with respect to the Filing; and

     . the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


                                               MLIG Variable Insurance Trust

                                               By:    /s/ Barry G. Skolnick
                                                      ------------------------
                                               Name:  Barry G. Skolnick
                                               Title: Secretary, MLIG Variable
                                                      Insurance Trust